

Mail Stop 4720   June 26, 2017

<u>Via Email</u>
Mr. Luis Massiani
Senior Executive Vice President and
Chief Financial Officer
Sterling Bancorp
400 Rella Boulevard
Montebello, NY 10901

       Re: Sterling Bancorp
       Form 10-K for the Fiscal Year Ended December 31, 2016
       Filed February 27, 2017
       File No. 001-35385

Dear Mr. Massiani:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Michelle Miller

                         Michelle Miller
                         Staff Accountant
                         Office of Financial Services